UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA GRENTECH CORPORATION LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00002 per share

(Title of Class of Securities)

16938P107

(CUSIP Number)

Yingjie Gao

c/o 16th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

+(86) 755 2651-6888

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The sole purpose of this Amendment No. 5 to our statement on the Schedule 13D filed on February 12, 2008 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission, as amended on September 9, 2008, January 19, 2010, October 18, 2011 and November 15, 2011 (as amended and supplemented to date, the “Schedule 13D”) is to revise “Item 7 — MATERIAL TO BE FILED AS EXHIBITS” and to file the Highly Confident Letter from Guotai Junan Finance (Hong Kong) Limited to Mr. Yingjie Gao, dated November 12, 2011 as Exhibit 99.3 to the Schedule 13D.

Other than as expressly set forth above, this Amendment No. 5 to the Schedule 13D does not, and does not purport to, modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The entry to Exhibit 99.3 under Item 7 of the Schedule 13D is hereby amended to read as the following:

Exhibit 99.3: Highly Confident Letter from Guotai Junan Finance (Hong Kong) Limited to Mr. Yingjie Gao, dated November 12, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2011

Guoren Industrial Developments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Heng Xing Yue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Yingjie Gao

By:	/s/ Yingjie Gao

Ce Lue Investments Limited

By:	/s/ Yingjie Gao
Name:	Yingjie Gao
Title:	Sole Director

Target Growth Holdings Limited

By:	/s/ Lau Chew Lui /s/ Silvio Roethlisberger
Name:	Bukit Merah Limited by its authorized signatories, Lau Chew Lui and Silvio Roethlisberger
Title:	Corporate Director

Credit Suisse Trust Limited as Trustee of The GRRF Trust

By:	/s/ Silvio Roethlisberger /s/ Mabel Chan
Name:	Silvio Roethlisberger and Mabel Chan
Title:	Authorized Signatories